
02049606

8/29

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Tullow Oil PLC

*CURRENT ADDRESS ____________________

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 5202 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DATE : 9/4/02



TULLOW OIL PLC

ANNUAL REPORT AND ACCOUNTS 2001

Tullow Oil plc is an independent oil and gas exploration, development and production company with interests in the United Kingdom, Pakistan, Bangladesh, India, Côte d'Ivoire, Romania, Egypt and Algeria.

Contents

Countries of Tullow Activity

Glossary

ABI	Association of British Insurers
ADR	American Depository Receipts
bcf	Billion cubic feet
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
btu	British thermal units
CMS	Caister Murdoch System
D&PL	Development and Production Lease
FPSO	Floating production, storage & offtake vessel
EH&S	Environment, Health & Safety
mmbo	Millions of barrels of oil
mmscfd	Millions of standard cubic feet per day
MW	Megawatt
PEL	Petroleum Exploration Licence
PSC	Production Sharing Contract
RIL	Reliance Industries Limited
SNS	Southern North Sea
sq km	Square kilometres
tcf	Trillion cubic feet

Cover Photo Côte d'Ivoire: East Espoir field development with drilling rig, FPSO and offshore installation vessel.

Financial Highlights


2000
2001
stg£7.8m
stg£76.6m


2000
2001
0.26p
2.61p


2000
2001
stg£0.8m
stg£9.3m

Turnover
up 885%

Earnings per Share
up 904%

Profit After Tax
up 1074%

Geographic Revenue Mix

	2000	2001
	%	%
● Pakistan	62.1	6.4
○ UK	37.9	93.6


2000


2001

Production


2000
2001
1,032 mboe
5,530 mboe

BALANCED PERFORMANCE



Chairman's Statement

Tullow Oil had an exciting and rewarding year in 2001. It was a defining and transforming year for the Company, demonstrated in both financial results and the Company's portfolio. It saw the crystallisation of important elements of the Company's strategy and positions Tullow to take full advantage of opportunities and to progress in terms of profitability, expansion and exploration in years to come.

The £201 million acquisition of the UK Southern North Sea (SNS) assets has been the major factor in this transformation, making Tullow one of the largest producers of gas in the region. It is an important step towards achieving the Company's strategy to be a fully integrated oil and gas exploration and production business with a focus on active exploration. Turnover has increased by over 800% and operating profitability by over 3,000% and the Company is now well-placed within the UK and European gas markets. An important attraction was the assets' undeveloped discoveries and exploration potential. The Company has moved quickly to begin to realise this in the CMS III project and our focus will be on generating ongoing value by bringing additional discoveries on stream and undertaking active exploration. Further acquisitions are a core element of Tullow's strategy for the SNS.

The Espoir field in Côte d'Ivoire is Tullow's main international asset and development has progressed on schedule and budget. Production results to date are excellent and we look forward to the project making a significant contribution to 2002 turnover. Two prospects are due for drilling in the next 12 months, one of which may double the oil reserves of the licence.

Agreements have also been reached in respect of Production Sharing Contracts in Bangladesh and on gas sales in Pakistan. Exploration and new venture activity continued in Romania and for the first time we entered Algeria and expect to expand our presence there.

We see major growth potential in the Indian subcontinent and Africa. In 2001 we concluded a number of transactions which have materially altered the Company's funding profile. Farmouts on Egyptian and Indian acreage have reduced Tullow's exposure to international exploration costs in return for limited dilution of our equity interests. The Company is well situated for future expansion thanks to these transactions and the strong performance of producing assets.

A full account of the year's activity is given in the Review of Operations.

Financial Results

The main impacts on the results for 2001 were the completion of the UK SNS acquisition and the change in reporting currency from Euro to Sterling following the Company's redomicile to the UK. The BP Amoco ARCO transaction, which was completed in stages from February to August 2001, accounts for over 90% of 2001 turnover of £76.6 million. Similarly, Operating Profit before exploration costs has increased from £1.3 million to £26.3 million. The acquired assets are also very cash generative, a fact reflected in the operating cashflow of £52.9 million or some 69% of total turnover. This strong cashflow will be used to advance exploration and development activities in the UK and internationally, as well as to make repayments required under the Group's banking facilities.

To allow shareholders to participate in the Company's ongoing profitability while retaining their shareholdings, Tullow intends to introduce a progressive dividend policy in the near future, however, no dividend is proposed in respect of 2001.

Corporate Developments

I am delighted to welcome three new Board members. John Lander, Managing Director of Tullow Exploration Ltd was appointed in 2001; since year-end, Clare Spottiswoode, CBE, and Steven McTiernan have joined the Board. All bring valuable and broad experience which I am certain will make an important contribution to the Tullow Board in coming years.

Tullow joined the FTSE All-Share Index in March 2001, and following strong share price performance entered the FTSE 250 in September. This has greatly expanded the number of institutions which may invest in the company. North American investors have also shown keen interest in Tullow and in September, Tullow's level 1 ADR programme became effective, enabling them to hold their investments in an efficient manner.

In accordance with best practice and in light of the increasing complexity and diversity of its operations, the Company has appointed a dedicated Environment, Health & Safety Manager to complement existing safety expertise in technical disciplines. An EH&S review is included in the annual report.

Conclusion

By any standards, 2001 was an outstanding and successful year for Tullow. It gives me great satisfaction to see many of the initiatives of recent years come to fruition. The management and staff have worked hard to deliver these results and their accomplishments have been, and continue to be, the bedrock of our success. I thank our shareholders for their support and trust that they share in my confidence and optimism for the future.

Pat Plunkett
5th April 2002

Board of Directors



Patrick Plunkett
Chairman*†

Patrick Plunkett, aged 51, is non-executive Chairman. He joined the Board in 1998 and was appointed Chairman in April 2000. Mr Plunkett is a Director of a number of private companies and was previously Chairman of the ABN AMRO stockbroking and corporate finance businesses in Ireland. He was a Director of the Irish Stock Exchange Limited between 1995 and 1998.



Aidan Heavey
Managing Director †

Aidan Heavey, aged 49, is Managing Director. A founding Director and shareholder of the Company, he has played a key role in the development of Tullow to its current international status. With an accounting background, Mr. Heavey previously worked in the airline and engineering sectors.



Graham Martin
Legal and Commercial Director

Graham Martin, aged 48, is Legal and Commercial Director. He joined the Company in 1997 from an international law practice. Mr Martin has been principal legal adviser to Tullow since its incorporation and has many years experience of UK and international corporate and energy transactions.



Matthew O'Donoghue
International Operations Director

Matthew O'Donoghue, aged 57, is International Operations Director. He was appointed to the board in 1998. Mr O'Donoghue has more than 30 years' experience in the oil and gas industry, working with Schlumberger Wireline in Africa and the Middle East. He has been with Tullow since 1987 and has been a core member of the team which has built the Company's international exploration and production portfolio.



Tom Hickey
Finance Director

Tom Hickey, aged 33, is Finance Director. A Chartered Accountant, Mr Hickey was previously an Associate Director of ABN AMRO Corporate Finance (Ireland) Ltd. In this role he advised a wide range of public and private companies in the areas of mergers and acquisitions, flotations and related transactions.



John Lander
Managing Director, TEL

John Lander, aged 58, is Managing Director of the Company's North Sea subsidiary, Tullow Exploration Limited (TEL). Mr Lander has been involved in international oil and gas exploration for over 30 years and from 1989 to 1995 was Managing Director of Pict Petroleum plc. More recently he was Executive Director UK for British Borneo Petroleum Syndicate plc and Managing Director of Vectis Petroleum Limited.



Eskandar Maleki*

Eskandar Maleki, aged 51, is a non-executive Director. He has an interest in shares representing 3.52% of the issued share capital of the Company, mainly through Centrotrade Corporation. He was appointed to the Board in 1996.



Rohan Courtney*†

Rohan Courtney, aged 54, has been a non-executive Director since 1993. He was a career banker for 27 years and held senior positions in London and Hong Kong including as Chief Executive in Europe of the State Bank of New South Wales. He is currently Executive Chairman of Union Media Holdings Limited, Deputy Chairman of Galleon Holdings plc and non-executive Director of LCCIEB and Boisdale Restaurant.



Clare Spottiswoode*

Clare Spottiswoode, CBE, aged 49, joined the board as non-executive Director in February 2002. An economist by training, she began her career in the Treasury and more recently was Head of UK gas regulator Ofgas, a role she occupied from 1993 to 1998. Ms Spottiswoode has also held non-executive directorships with Booker plc (1996-2000), Gerrard Energy Ventures (SA), Advanced Technology (UK) plc, Caminus and British Energy.



Steven McTiernan*

Steven McTiernan, aged 50, joined the board as non-executive Director in February 2002. He began his career as a petroleum engineer and moved into banking in 1979 with Chase Manhattan. While at Chase, Mr McTiernan structured a broad range of corporate and project financings and managed a number of ground-breaking acquisition and divestiture advisory transactions. Since leaving Chase in 1996 he has also worked as Head of Oil & Gas Investment Banking for NatWest Markets and for the London office of CIBC World Markets.

* Audit and Remuneration Committees
† Nominations Committee

Europe

ACTIVE DEVELOPMENT




5
1
2
3
4

Review of Operations

2001 was a very successful year for Tullow and one which saw the culmination of a number of major projects, resulting in new production from the North Sea assets, the signature of Block 9 in Bangladesh and the development of the Espoir field in Côte d'Ivoire. Production rates are continuing to grow in 2002 and significant exploration prospects will be drilled in all regions. New ventures are being examined in many areas and the year will prove to be very active.

UNITED KINGDOM - OFFSHORE

Tullow completed its acquisition of the BP Amoco ARCO assets in the Southern North Sea (SNS) on a staged basis culminating in August 2001. Adding daily production of close to 25,000 boepd, the assets also brought a number of operatorships, over both exploration acreage and the Orwell gas field, the Company's first operated offshore producing field. The Orwell gas field, a sub-sea development of three wells, is tied in to the Thames platform.

The two packages of producing assets, Murdoch-Boulton and Thames-Hewett, out-performed expectations in 2001, mainly due to overall production being ahead of target coupled with the realisation of very strong gas prices from non-contracted gas sales, which represented approximately 40% of total annual SNS sales.

The value of these assets was greatly enhanced in June, when the UK Government approved development plans for the CMS III project, in which Tullow has a 14.1% unitised interest. This is a development of five satellite gas fields that will be tied back to the Murdoch facilities. Gross reserves in the five fields are expected to be in excess of 500 bcf, and Tullow's proven and probable net reserves of 51 bcf will replace

1 UK Southern North Sea


0
25
50km
Murdoch
48
49
Thames
Hewett
52
53
England
Bacton
gas field
pipeline
licence area

the 49 bcf production in 2001 from the SNS assets. Construction of the CMS III facilities is on target for first gas in October 2002.

Tullow's strategy for further growth in the SNS is focused on efforts to create additional value from around its three core production areas of Thames, Hewett and Murdoch, and to establish strategic interests in other areas of the SNS with potential for additional growth.

Production

Tullow has been very satisfied with the performance of the SNS assets; in particular, higher than target net production, coupled with very strong gas prices resulted in revenues considerably ahead of forecasts for the year.

Production from the Murdoch field, which produces into the Theddlethorpe terminal in Lincolnshire, and whose facilities and pipeline infrastructure are collectively known as the Caister Murdoch System (CMS), was well above forecast during 2001 and early 2002. Methods of increasing field productivity and reserves are being investigated, and 3D seismic data over the Murdoch field and adjacent areas are being re-processed using the latest technology.

The Boulton field performed close to expectation for the year, despite a recurring production problem which limited production in the second half of the year.

The development well on the Boulton F discovery has recently been completed after a number of drilling problems and production is expected in mid-year.

In 2001 production from the Hewett complex of five producing fields was well ahead of target while there has also been an upgrade of reserves. Sales volumes from all the Thames fields were slightly below forecast, although the fields themselves performed within expectations. Production from the Welland field continued beyond the originally forecast cessation date and is now expected to continue into 2003.

Both the Gawain and Orwell fields performed close to their target levels.

Development

With unitisation of the five CMS III fields completed and approval received, the project has moved quickly ahead; fabrication of all key items is on schedule and in the final stages. The Murdoch facilities are being upgraded to manage the additional gas, with additional compression facilities and a third platform, primarily to provide a new accommodation unit.

The five fields have been named Hawksley, McAdam, Watt, Murdoch K and Boulton H. The first development well, on the Hawksley field, will commence drilling in April, and at least two wells are due for first production in October 2002. The five fields are expected to achieve a gross production volume of about 300 mmscfd in 2003.

Exploration/Appraisal

The Little Dotty appraisal well, in the Hewett area, drilled mid-2001 to assess the possibility of additional up-dip gas, contained insufficient gas bearing reservoir for commercial production and was plugged and abandoned. The operator is re-interpreting the latest seismic over the field complex to seek drilling targets with commercial potential.

Tullow completed a detailed appraisal of the development potential of the Blythe field in Block 48/23a, situated to the northwest of the Hewett complex. Development options are now being considered with the licence partner.

A significant effort is being made, in both the operated and the non-operated assets, to identify exploration and appraisal drilling targets for 2002 and 2003, using the latest 3D seismic data purchased in the second half of 2001.

A detailed study of the Thames area is almost complete, including assessment of the development potential of the Horne, Wren and Wissey fields, which lie south of the Thames production complex. It is anticipated that a number of appraisal or exploration drilling opportunities will be identified by the study, and a drilling programme drawn up.

At present the SE Gawain prospect is scheduled for drilling in 2002. Any exploration success will have the potential benefit of extending the life of the existing Thames production facilities and will benefit from the Gawain life-of-field contract.

Future Activity

With the current upgrading of the gas handling capability of the CMS production and export facilities, it is anticipated that additional opportunities will be sought for third party business through CMS. Tullow expects to participate in such opportunities.

The main emphasis for the Hewett and Thames areas in 2002 is on the continuation of initiatives to reduce operating costs, both within the field complexes and at the Bacton terminal, as production continues to undergo natural depletion. Efforts will also be made to seek additional third party business for both the offshore and onshore plants.

Tullow has been appraising a number of corporate and asset purchase opportunities, with the intention of seeking additional North Sea assets. In addition, Tullow is also reviewing farmout opportunities or asset swaps to fully realise the acreage's upside potential.

2 Murdoch Area


BOULTON
MURDOCH
0 5 10km

3 Thames Area


Gawain
Bure
Thames
Orwell
Deben
Wensum
Yare
Browne
Welland
Horne
Wissey
Wren
0 5 10km

4 Hewett Area


Blythe
Deborah
Hewett
Delilah
Della
Little Dotty
Bacton Terminal
England
0 5 10km
gas field
pipeline
licence area

Europe continued

UNITED KINGDOM - ONSHORE

Tullow operates the 40 MW Knapton Power Station in North Yorkshire for ScottishPower.

An appraisal well was drilled on the Marishes field which not only produced from the main producing zone, the Kirkham Abbey Formation, but also from the previously unproduced Brotherton Formation.

During 2001, the Pickering 1 well was tied in to the Knapton pipeline system with the laying of a 5.6 km pipeline to the Kirby Misperton wellsite. Output from these wells will help to maintain production from the area at levels required by the power station. A seismic campaign is being considered for 2002 to define targets for further development wells.

Oil production continued from the West Firsby field in Lincolnshire throughout the year.

5 UK Onshore


PICKERING
LOCKTON
KIRBY MISPERTON
WYKEHAM
KNAPTON POWER STATION
MALTON
MARISHES
NORTH SEA
YORK
LEEDS
HULL
DONCASTER
SHEFFIELD
WEST FIRSBY
LINCOLN
0 10 20Km

6 Romania


UKRAINE
MOLDOVA
EPI-3
ROMANIA
EPI-8
BUCHAREST
BLACK SEA
BULGARIA

ROMANIA

Tullow operates two licences in Romania, EPI-3 (Brates) and EPI-8 (Valeni de Munte).

The 1,125 sq km EPI-3 Brates Exploration Licence is located in the Eastern Carpathian Flysch zone immediately north of the important Moinesti producing area where some 30 productive structures have been discovered to date. The large Tazlaul Mare gas field lies within the block and the Geamana oil field extends into the block from the south. EPI-3 also lies immediately west of the giant Roman gas fields; the types of play proven in these fields are all considered to be exploration targets within EPI-3.

The 1,036 sq km EPI-8 Valeni de Munte Exploration Licence lies to the north of the city of Ploeisti, in the heart of the Romanian oil industry and hosts eight oil fields including the giant Boldesti field (with more than one billion barrels originally in place). Tullow's exploration rights in the block are restricted to Lower Miocene and older reservoirs.

Exploration

Tullow has completed the acquisition of 557 km of 2D seismic and has also acquired 1,400 sq km of surface geochemical data over the two blocks, and is confident that a carefully designed and focused seismic program will identify drillable prospects.

Future Plans

A thorough technical evaluation of the new and reprocessed geophysical and geological data is under way with a view to conducting an infill seismic program in EPI-3 in mid 2002 and drilling an exploration well in EPI-8 late in the year.

Africa

DISCOVERING OPPORTUNITIES





Tullow has a long term involvement in Africa. The company has interests in Côte d'Ivoire, Egypt and Algeria.

Good progress was made during the year in Côte d'Ivoire with the installation of facilities for the Espoir field and the commencement of drilling, culminating in first oil production in February 2002. Further exploration activities are planned for Africa in the year ahead. A two well exploration programme commenced in Egypt in December. Seismic and geochemical surveys were completed on Agip operated Block 222b in the Illizi basin of southern Algeria and an exploration well is planned for 2002.





CÔTE D'IVOIRE

Tullow holds a 24% exploration interest in Block CI-26, operated by CNR Ranger, and a 21.33% equity in Special Area E of the block, containing the Espoir Field, which has recently commenced production. The production from Espoir will generate significant cash flow for Tullow Oil for many years and the attractive exploration prospects make this area a key value creation asset for the Company.

Development

The Espoir field was previously operated by Phillips Petroleum in the 1980s. In recent years re-development has become commercially viable due to modern drilling, development and production techniques, secondary oil recovery and a more attractive PSC. Remaining recoverable reserves are 93 million barrels of oil and 180 bcf of gas. Development of the Espoir field progressed very successfully during 2001. Installation of the East Espoir wellhead tower and construction of the gas export pipeline were completed on schedule and within budget and the floating production, storage and offtake vessel (FPSO), "Espoir Ivoirien", was on location by December 2001. Seven wells on the field were partially drilled with two, a producer and an injector pair, being available at first production on 4th February 2002. The remaining wells of the development and an exploration well on Emien are progressing and will be complete by the final quarter of 2002. Information from the first Espoir wells has verified design assumptions and confirmed the anticipated production profile.

Oil is sold from the FPSO, while gas is piped to shore for use in electricity generation. The oil-rich East Espoir accumulation is being developed initially, to be followed by platform installation and drilling on the West Espoir

1 Côte d'Ivoire


ABIDJAN
BELIER
LION
FOXTROT
PANTHERE
BAOBAB
BLOCK CI-26
ESPOIR
0
25
50 Km

accumulation in 2004. The field has a life expectancy of 20 years with a peak oil production rate of over 35,000 bopd and a gas sales plateau of 35 mmscfd.

Exploration

Block CI-26 is located 19 km offshore south of Jacqueville, some 60 km southwest of Abidjan in water depths of 100m to 600m.

Two 3D seismic surveys shot over CI-26 during late 1999 and 2000 have greatly assisted the siting of well locations to maximise oil recovery within the established reservoirs and have improved the delineation of additional oil and gas exploration prospects, including Emien and Acajou. The Emien prospect will be drilled from the East Espoir wellhead tower in mid 2002, allowing a successful discovery to be put into production immediately. The Acajou prospect has the potential to double the reserves of the licence area. A discovery during 2001 in Block CI-40, immediately south of Espoir, has enhanced the prospectivity of the entire region.


2
3
1

EGYPT

The 187 sq km North Abu Rudeis concession area lies in the onshore Gulf of Suez area of Sinai. Tullow operates the block and during the year concluded an agreement to farm out 50% to PetroSA.

Exploration

The North Abu Rudeis-1 well, which Tullow drilled in early 1999, encountered a fully developed, pre-Miocene section and a significant oil column in fractured limestones of the Thebes Formation. Minor amounts of oil were recovered to surface.

The results of the North Abu Rudeis-1 well were reviewed and the decision was made to drill two more wells on the block commencing in late 2001. The first of these wells, NAR-G, was spudded in late December as a re-entry of NAR-1, deviating to intersect and test the Thebes fracture system at the optimum angle. However, the subsequent test, using nitrogen lift in the Thebes Formation, produced only minor quantities of oil and the well was plugged and abandoned.

The second well, NAR-B, which was spudded in February 2002, is designed to test a structurally elevated Nubian sandstone block, and is currently being drilled.

Future Plans

The NAR-G well satisfied the work commitment for the current period of the licence which ends in July 2002. The NAR-B well will fulfil part of the two well commitment for the succeeding work period.

ALGERIA

Tullow concluded a farmin to the 2,848 sq km Agip operated Block 222b in the prolific Illizi basin of Southern Algeria for a 30% stake.

A 1,093 km 2D seismic infill programme has been completed, and all pre existing seismic data reprocessed. The data are being interpreted and integrated with newly acquired hyperspectral and Gore-Sorber geochemical surveys.

The possibility exists for both structural and stratigraphic traps with considerable upside potential as seen in the nearby Tin Fouye field. Final interpretation of the data will be completed mid year and a prospect selected for drilling in the third quarter of 2002.

2 Algeria


TUNISIA
GHADAMIS
ALGERIA
BLOCK 222B
LIBYA
0 100 200km
ILLIZI
oil field
gas field
licence area

3 Egypt


NORTH ABU RUDEIS
SINAI PENINSULA
GULF OF SUEZ
RAS BUDRAN
NAR-B
ABU ZENIMA
OCTOBER
ABU RUDEIS
ABU RUDEIS-SIDRI
0 5 10km
gas field
drilling well
licence area

Indian Subcontinent

POSITIONED FOR GROWTH






1
2
3
4
5

PAKISTAN

Operations in Pakistan continue successfully. The Sara and Suri discoveries, which went into production in December 1999, continued to produce sales gas at an average rate of 32 mmscfd. Reserves for the Sara and Suri fields are currently being re-evaluated with a view to the possibility of substantially increasing the daily production of the fields.

In early 2002, Tullow signed a gas sales agreement with WAPDA to produce up to 30 mmscfd from the Chachar field. Development options to produce the low BTU gas discovered in the Sara West field are also being examined.

Tullow has reapplied for the Nawabshah licence and expects to shortly be in a position to progress work already undertaken in the licence.

Block 28 exploration licence remains in *Force Majeure* where operations are on hold pending the resolution of outstanding issues.

Development

A successful development well on the Suri field, drilled in January 2002, followed by a workover on the Sara field, has restored production to over 40 mmscfd with the Suri-2 well demonstrating deliverability of over 20 mmscfd and Sara-1 over 26 mmscfd. Plans are being reviewed for additional development drilling, the installation of compression facilities and enhanced pipeline capacity that would enable production rates to be increased to as much as 80 mmscfd.

1 Pakistan Middle Indus Basin


CHACHAR
GUDDU
POWER STATION
SURI
SARA
SARA WEST
INDUS
NAWABSHAH
oil field
gas field
power station
pipeline
licence area
licence
application

A Gas Sales Agreement was signed for the Chachar field in January 2002 to supply up to 30 mmscfd to the Guddu power station. The field is in the Middle Indus Basin adjacent to the Kandhkot and Qadirpur gas fields, and the D&PL was awarded in 1996. Planning for the drilling of two development wells, the installation of production facilities and the construction of a 45 km pipeline to the customer are well advanced, while governmental approvals are pending.

A 20 year D&PL was granted over the Sara West field in June 2001. Sara West-1, drilled in 1996, tested low BTU gas at 25.6 mmscfd. Processing of the high levels of non-combustible gas can improve the heating value to commercial levels. Development options being reviewed include mixing the gas with Sara/Suri production or building a dedicated plant designed to use low BTU gas.

Exploration

Following the unsuccessful drilling result of a shallow exploration well, Lailian-1, in early 2001, the focus of exploration attention in the Nawabshah block has switched from purely structural trapping possibilities to the stratigraphic potential of the Lower Cretaceous in the block. Plays and leads are thought to be analogous to the nearby multi-tcf Sawan and Miano fields. The block is in an under-explored area northeast of Karachi. Several significant discoveries have been made adjacent to the block since it was awarded to Tullow in 1997, suggesting that it lies across several prospective play fairways.

Existing geological, geophysical and production data is being reviewed to identify additional reserves at deeper levels in the Sara and Suri area and at shallow levels within the Sara D&PL. Further seismic may be acquired followed by additional exploration and development drilling to assess and access additional reserves in the area in order to increase the daily gas sales and extend the life of the field and production facilities.

Force Majeure has been in place over Block 28 for several years. Tullow continues to monitor the security situation in the block and will endeavour to support the authorities' efforts to develop the area. Preliminary studies over this 6,200 sq km block in the Middle Indus Basin have identified similar anticlinal features to those already producing gas in the nearby Loti and Pirkoh fields and in the Zarghun discovery well. The south-western portion of the block is believed to have oil potential.

Due to the ongoing *Force Majeure* over Kandhkot East, Tullow relinquished the 162 sq km exploration block on 14th June 2001 on the Government's request as per the Petroleum Concession Agreement. This has no impact on the development of the Chachar discovery.

Future plans

New venture possibilities, both over currently open exploration acreage and with existing operators, are being actively considered with a view to further enhancing Tullow's established production and exploration base within Pakistan. In addition, opportunities to acquire participation in existing production are being pursued.

2 Pakistan


AFGHANISTAN
LAHORE
QUETTA
BLOCK 28
CHACHAR
SURI
SARA
SARA WEST
NAWABSHAH
INDIA
KARACHI
0 50 100 150 200Km

BANGLADESH

Bangladesh has attracted increasing interest as an oil and gas province in recent years and its potential has been confirmed by the discovery of some 20 gas fields, including five significant discoveries since 1994.

In Bangladesh, Tullow operates, on behalf of its joint venture partners, two PSCs with exploration rights over a total area of 20,604 sq km.

These concessions are close to recent discoveries in both onshore and offshore areas of Bangladesh.

In addition to its currently operated interests, Tullow is in negotiations with the Bangladesh authorities in relation to its application, as part of the Second Round bidding process, for another concession, Block 11, which the industry perceives to be highly prospective.

3 Bangladesh


BLOCK 11
BLOCK 9
DHAKA
BLOCK 17
BLOCK 18
0 50 100Km
oil field
gas field
licence area
licence application

Licences

In April 2001, the PSC for Block 9 was signed by Tullow and its joint venture partners, ChevronTexaco and Bapex.

The Bangladesh authorities formally approved Tullow as operator of Blocks 17&18 in October 2001.

Exploration

The Block 9 joint venture has initiated an extensive work programme within the block with the first commitment well due to be drilled in late 2002. Previous exploration within the area has resulted in four gas discoveries, the most significant being the Bakhrabad field. A 3D seismic acquisition programme south of, and on trend with, the Bakhrabad field area has begun. This will be the first exploration 3D seismic programme carried out in Bangladesh. A significant 2D programme is also in progress, as part of the licence commitment, as well as other reconnaissance and detailed exploration studies, all geared towards the better definition of the exploration targets within the block and the drilling later in 2002.

Blocks 17&18 lie mainly offshore in the Bay of Bengal. The Sangu gas field, some 60 km to the north, is the most recent significant discovery in the area. Tullow and its joint venture partners have recently applied to the Bangladesh authorities for a 12 month extension to the current licence period in the blocks.

The hydrocarbon potential of this concession is underlined by numerous reported and validated gas and oil seeps within the blocks. Recent additional collection and analysis carried out on a previously reported oil seep in the southern part of Block 18 has increased the potential for a valid oil play along the eastern margin of the blocks.

INDIA

Tullow has been active in India since 1997 and holds interests in seven licences, one of which contains an existing gas discovery. To expedite exploration of these blocks and manage Tullow's financial exposure, a decision was made to seek a local partner to take an equity interest in a number of the blocks. As part of this initiative in February 2001 Tullow signed farmout agreements with Reliance Industries Limited (RIL), a leading oil and gas exploration, production and refining company and one of India's largest private sector enterprises. Under the agreements, RIL acquires interests of between 40% and 50% in five blocks, along with operatorship. In return, RIL takes significant responsibility for expenditures on the licences. The Indian Government approved the RIL farmin agreements to GK-OSJ-1, KG-ON-1 and GK-OS/5 in early 2002. Legal procedures to complete the assignments and transfers of these blocks are under way.

Exploration

In offshore Block GK-OSJ-1 a well is planned for after the monsoon period to appraise a previous gas discovery in the block.

Tullow shot a 2D seismic survey on GK-OS-5 in second quarter 2001. Data has been processed and is being interpreted. Following this, it has been decided to enter Phase II of exploration, with a commitment to drill one well. For the first time in this area the seismic has succeeded in giving meaningful information from below thick basalt layers and it is clear that significant trapping potential is present.

Exploration on CR-ON-90/1 is ongoing. Phase I includes the acquisition of 200 km of seismic in three years. A 12 month extension was granted for KG-ON-1 to allow a seismic programme to be conducted.

4 India


PAKISTAN
GK-ON-90/2
CB-ON/1
GK-OS/5
GK-OSJ/1
Arabian Sea
INDIA
KG-ON/1
CR-ON-90/1
AA-ONJ/2
NEPAL
BHUTAN
BANGLADESH
MYANMAR
Bay of Bengal
Indian Ocean
SRI LANKA
0 200 400Km
licence area

5 India West Coast Basins


PAKISTAN
CB-ON/1
GK-ON-90/2
GK-OSJ/1
GK-OS/5
INDIA
MUMBAI
Arabian Sea
0 100 200Km
oil field
gas field
licence area

The PEL for GK-ON-90/2 was recently awarded and the block became 'effective' in January 2002. Data compilation and initial evaluation is under way with a view to conducting a significant work programme in the area.

Tullow awaits the Gujarat Government's approval of the PEL for CB-ON-1 prior to starting the exploration programme, and is in the process of finalising the PSC on AA-ONJ-2.

Licence Interests

Licence		Fields	Area Sq Km	Tullow Interest	Operator	Other Partners
UNITED KINGDOM						
North Sea Murdoch Area						
P449	43/25a			46.77%	CalEnergy	
P450	44/21a	Boulton		9.50%	Conoco	Gaz de France
P451	44/22a & 44/22b	Murdoch		34%	Conoco	Gaz de France
P452	44/23a (part)	Murdoch K		6.9%	Conoco	Gaz de France
		CMS III Development		14.10%	Conoco	Gaz de France
North Sea Thames-Hewett Area						
P007	49/24F1(part)	Gawain		100%	Tullow	
	49/24F1(part)	Gawain (sub-area)		50%	ExxonMobil	
P037	48/28a & 48/29	Hewett Unit (including Deborah Della Little Dotty Delilah)		19.85%	Phillips	Agip, ExxonMobil, Centrica
	48/28a & 48/29	(excluding Hewett Unit)		43.33%	ExxonMobil	Agip, Centrica
	49/28	Thames (including Yare Bure Deben Wensum)		43.33%	ExxonMobil	Agip, Centrica
P039	53/4a	Welland Unit		33.73%	ExxonMobil	Consort
P039	53/4a	Wissey		75%	Tullow	Consort
P060	50/26a	Orwell		50%	Tullow	Texaco
P063	54/1a			50%	Tullow	Intrepid, OMV
P105	49/29a(part)	Gawain (sub-area)		50%	ExxonMobil	
P112	52/4a	Hewett		19.85%	Phillips	Agip, ExxonMobil, Centrica
P467	48/23a	Blythe		80%	Tullow	ExxonMobil
P702	49/29c			100%	Tullow	

Licence Interests continued

	Licence		Fields	Area Sq Km	Tullow Interest	Operator	Other Partners
North Sea Thames-Hewett Area continued							
	P703	50/26b			65%	ExxonMobil	
	P786	53/3c 53/3d	Horne		15%	Enterprise	BP
	P852	53/4b	Wren		40%	Enterprise	
	P1016	49/29d			50%	ExxonMobil	
East Midlands	DL 003		West Firsby	4	53.34%	Tullow	Edinburgh
North Yorkshire	AL 006		Pickering	20	60%	Tullow	Edinburgh
	PL 079			91	60%	Tullow	Edinburgh
	PL 077		Locton	46	60%	Tullow	Edinburgh
	PL 080		Kirby Misperton Malton	99	60%	Tullow	Edinburgh
	PL 081			111	60%	Tullow	Edinburgh
	DL 005		Marishes	5	60%	Tullow	Edinburgh
ROMANIA	EPI 3			1,125	65%	Tullow	Oranje Nassau, Europa
	EPI 8			1,036	65%	Tullow	Oranje Nassau, Europa
CÔTE D'IVOIRE	CI-26 Exploration			574	24%	CNR Ranger	PETROCI
	Special Area "E" Development		Espoir	Included in CI-26	21.33%	CNR Ranger	PETROCI
EGYPT	North Abu Rudeis			186	50%	Tullow	PetroSA
ALGERIA	Block 222b			2,848	30%	Agip	Teikoku

	Licence	Fields	Area Sq Km	Tullow Interest	Operator	Other Partners
PAKISTAN	Block 28		6,200	95%	Tullow	OGDCL
	Sara D&PL	Sara	88	38.18%	Tullow	OGDCL, POL, Attock
	Chachar D&PL	Chachar	34	75%	Tullow	Govt. Holdings
	Suri D&PL	Suri	24	38.18%	Tullow	OGDCL, POL, Attock
	Sara West D&PL	Sara West	168	60%	Tullow	OGDCL
BANGLADESH	Blocks 17&18		13,724	80%	Tullow	Okland, Rexwood
	Block 9		6,880	30%	Tullow	ChevronTexaco, Bapex
INDIA	CR-ON-90/1		2,570	25%	Essar	HOEC
	GK-OSJ-1		956	25%	Reliance	ONGC
	KG-ON-1		4,180	60%	Reliance	
	AA-ONJ/2		1,595	60%	Tullow	ONGC
	GK-OS-5		5,000	50%	Reliance	Okland
	GK-ON-90/2		4,920	*50%	*Reliance	Okland
	CB-ON-1		5,875	*50%	*Reliance	Okland

Subject to Government Approval

Applications Pending:

	Licence	Fields	Area Sq Km	Tullow Interest	Operator	Other Partners
BANGLADESH	Block 11		7,787	45%	Tullow	To be decided
PAKISTAN	Nawabshah		5,778	95%	Tullow	Govt. Holdings

Proven and Probable Reserves Summary

	EUROPE		**AFRICA**		**ASIA**		**TOTAL**		
	Oil mmbo	**Gas bcf**	**Oil mmbo**	**Gas bcf**	**Oil mmbo**	**Gas bcf**	**Oil mmbo**	**Gas bcf**	**Petroleum mmboe**
1st Jan 2001	0.18	17.23	33.01	40.74	-	183.51	**33.19**	**241.48**	**73.44**
Acquisitions/ (Disposals)	-	175.95	(6.59)	-	-	(32.69)	**(6.59)**	**143.26**	**17.29**
Discovery	-	50.85	-	-	-	-	**-**	**50.85**	**8.48**
Revisions	(0.12)	(14.38)	(6.58)	-	-	11.22	**(6.70)**	**(3.16)**	**(7.24)**
Production	(0.02)	(28.50)	-	-	-	(4.56)	**(0.02)**	**(33.06)**	**(5.53)**
31st Dec 2001	0.04	201.15	19.84	40.74	-	157.48	**19.88**	**399.37**	**86.44**

Environmental, Health and Safety Review

Commitment

Tullow has always had a strong awareness of, and commitment to, Environmental, Health and Safety (EH&S) matters. The Company has extensive experience in managing specific EH&S risks associated with working in developing countries. In particular, it places considerable emphasis on promoting equitable and inclusive work practices, leading to lasting benefit to local communities and to minimising the impact of its operations on environmentally sensitive regions. Over time, Tullow has developed positive and robust systems for managing these important issues, particularly during the recent growth of the business.

Proactive EH&S reporting is increasingly important to shareholders, governments, employees and joint venture partners and Tullow is committed to open and transparent reporting. Tullow's Directors are actively involved in the management of Social, Ethical and Environmental (SEE) issues and will receive appropriate training to ensure highest standards of monitoring and compliance are maintained. Tullow subscribes to the ABI guidelines on social responsibility across our operations.

Policy

The EH&S Policy has been expanded and implemented throughout the Company to reflect the changing circumstances in Tullow, particularly since taking up offshore production operatorship in the UK Southern North Sea.

Management System

We continually review our EH&S Management Standards to stay abreast of developments in industry best practice. These standards define the EH&S management system to identify, control, and monitor risks and ensure that the system is effective. External verification of the environmental management system to the ISO 14001 standard has been planned for the future. EH&S responsibilities are clearly defined throughout Tullow with individual responsibilities outlined in job descriptions. EH&S standards are clearly defined as a line management function with the Managing Director having ultimate responsibility. Direct EH&S support is provided through the Corporate EH&S Manager with focused support from the EH&S co-ordinators responsible for each asset.

EH&S Performance

Looking back on the year under review, we have achieved much during a period of considerable growth in Tullow and our focus remains on continual improvement of the systems.

Environment

There have been no environmental incidents to report during the review period.

Environmental impact assessments (EIAs) have been carried out for all seismic and drilling activity completed over the year and shown no medium or long-term environmental impact. In the UK SNS, the environmental section of our EH&S management system was fully accepted by the Department of Trade & Industry in granting operatorship of the Orwell Field.

Health

There have been no health incidents to report during the review period.

It is Tullow's policy to maintain fully equipped health clinics at all relevant worksites and promote local health initiatives in our offices.

Safety

There were eight lost time incidents across the Group's activities during the year. Our aim is to achieve and maintain the highest possible standard of EH&S in our business. All incidents are fully investigated with resulting actions receiving Senior Management attention to ensure closure.

We have set positive and proactive EH&S targets for the coming period to keep our focus on improved performance and to allow monitoring of our progress.

Financial Review

Overview

The turnover, profitability and cash flow position of Tullow has been fundamentally changed by the addition of the UK Southern North Sea (SNS) assets to the Group portfolio during 2001. Looking forward, the cashflows generated by the UK assets, in conjunction with the ongoing development of the Espoir field offshore Côte d'Ivoire, leave the group well funded to continue a strategy of controlled expansion.

Turnover

Turnover for the year increased by 885% to £76.6 million. Of this total, some £69 million was generated by the SNS assets split into £60.1 million in gas sales based on production of 27.8 bcf of gas (76 mmscfd) and £9.1 million of Tariff Income. Due to the phased closing of the transaction which extended from February (Murdoch-Boulton Package) to August (Orwell assets), Tullow was limited in the amount of turnover which could be recognised in the Profit and Loss Account. Full year production for the assets was 47.8 bcf (131 mmscfd) generating total gas revenues of £110.5 million. During 2001 contracted gas accounted for 60% of gas sales at an average price of 22.6p/therm while uncontracted gas averaged 22.66p/therm.

Elsewhere, production continued from the Sara and Suri fields in Pakistan at an average rate of 32 mmscfd (2000: 35 mmscfd) of which Tullow has a 38.2% share. During 2001, Tullow benefited from improved gas pricing in Pakistan and since year end the successful Suri-2 development well and Sara workover have increased production to 40 mmscfd.

Operating Profit

The SNS assets have also transformed Tullow's operating profitability and accounted for over 90% of total operating profit before exploration costs of £26.3 million. SNS operating costs totalled £17.9 million (£0.64/mcf) while depreciation, depletion and amortisation charges associated with the new assets totalled £24 million (£0.86/mcf). Operating costs in Pakistan were in line with the previous year while North Yorkshire costs were lower, reflecting the reduced level of activity during 2001.

Tullow employs the "successful efforts" basis of accounting and, under FRS 3, is also obliged to show costs associated with unsuccessful exploration or new ventures work as an operating cost. During 2001 these costs totalled £3.9 million (2000: £0.7 million), principally reflecting the Little Dotty Well in the SNS and an unsuccessful well in the Nawabshah block in Pakistan which are written off in accordance with our accounting policy.

Profit Before Tax

The total interest charge for the period was £7.7 million; this comprised mainstream interest costs of £4.0 million, other financial costs of £1.8 million and £1.9 million representing the unwinding of the discount associated with the provision for decommissioning required under FRS 12.

At 31st December 2001 Tullow had a total of £85 million outstanding under its SNS Borrowing Base facility. Interest capitalised during the period amounted to £0.6 million and was principally associated with the Côte d'Ivoire development. Interest cover is expected to improve further in 2002 with the benefit of a full year's SNS and Côte d'Ivoire production.

Taxation

The Tax Charge is split as to £2.5 million of current Corporation Tax, £2.3 million of deferred PRT on Murdoch, £0.4 million actual PRT paid and £1.4 million of deferred Corporation Tax.

Upon completion of the SNS acquisition, Tullow became entitled to all capital allowances associated with the acquired SNS assets. In particular, Tullow was in a position to claim a full year of allowances in 2001, despite phased closings on the SNS assets, resulting in an effective mainstream corporation tax rate of less than 15% on 2001 UK profits. However, to reflect the fact that the availability of these allowances is not precisely aligned with the accounting profitability of the assets, a deferred tax provision of £1.4 million has been provided in respect of timing differences which, based on current forecasts, are due to reverse in 2002 and 2003. We have also continued to provide for deferred PRT on Murdoch.

Financial Review continued

Profit After Tax

The profit after tax for 2001 was £9.3 million, representing a 1,074% increase on the 2000 figure of £0.8 million.

Cash Flow

The SNS assets purchased by Tullow generate exceptionally strong cash flows. Over the coming years, this cash flow will be used to pay down debt associated with the acquisitions, to expand our UK and international businesses and to provide amounts for the ultimate decommissioning of the fields in an orderly manner.

Total operating cash flow for 2001 was £52.9 million (2000: £4.1million) and was applied to provide escrowed funds principally against decommissioning obligations (£15.7 million), to fund international and SNS development expenditures (£16 million) and to continue the Group's international exploration and new venture activities (£11 million). Looking forward, 2002 is expected to show significantly higher development expenditure, totalling up to £35 million, associated with the CMS III development (£19.5 million), the completion of the East Espoir development in Côte d'Ivoire (£13 million) and the development to first gas of the Chachar project in Pakistan. In addition, Tullow will continue its international exploration activities with a budget of £10 million.

At 31st December 2001 the group had total cash balances of £45.5 million, of which £15.7 million were held in reserved accounts, principally to fund potential future decommissioning obligations. The ultimate timing and costs of decommissioning are subject to ongoing review. In accordance with Board policy and coventurer agreements, Tullow will continue to increase decommissioning amounts set aside in 2002, notwithstanding our belief that the economic lives of the fields can be extended well beyond current estimates.

Financial Risk

As an oil and gas company Tullow is exposed to a combination of resource price, exchange rate, interest rate and liquidity risks in its Group operations. Wherever possible the Group attempts to minimise the impact of such risks through an appropriate mix of forward sales, financial products, interest rate hedging, currency matching and portfolio management.

Tullow is fortunate in that the bulk of its SNS production (2001: 60%) is sold on long-term contract. This effectively guarantees a base level of sales which are completely insulated from resource price fluctuations during a contract year. In relation to uncontracted gas, Tullow maintains an active forward sales strategy. This proved particularly advantageous during February and March 2002 when the Company realised average price of 22-23p/therm against average prevailing spot prices during that period of 16-18p/therm. Prior to the completion of the acquisition Tullow also purchased a portfolio of put options to effectively guarantee certain minimum prices on uncontracted gas. It is not Tullow's policy to assume any speculative derivative position.

To minimise exchange rate risks, Tullow attempts to match currency receipts and payments wherever possible. In particular the SNS assets are funded by Sterling borrowings while other Group operations are US dollar funded and, as the field approaches full production, Espoir will become self-funding in dollars. Tullow also seeks to retain sufficient liquidity, either in the form of cash, maturing deposits or unutilised facilities to manage the Group's ongoing programmes and make debt repayments as they fall due.

While the current interest rate environment is relatively benign, Tullow has hedged approximately 50% of its Sterling interest exposure over the period of the facilities.

T. Hickey
Finance Director
5th April 2002

Corporate Governance

Application of Combined Code Principles

The Directors are committed to maintaining the highest standards of corporate governance and this statement describes how the Principles of Good Governance set out in the Combined Code are applied.

The Board of Directors

At 31st December 2001, the Board comprised five Executive Directors and three Non-Executive Directors. Each of the Executive Directors has extensive knowledge of the oil and gas industry combined with general business skills. All of the Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards. There is a clear division of responsibilities between the Chairman and the Managing Director. The Senior Independent Non-Executive Director is Mr R. Courtney. Brief biographical details in respect of all Directors are contained on page 5.

The Board of Tullow Oil plc considers that all its Non-Executive Directors are independent.

The Board meets regularly throughout the year and all the necessary information is supplied to the Directors on a timely basis to enable them to discharge their duties effectively. The Directors have access to independent professional advice, at the Group's expense, if and when required. There is a formal schedule of matters reserved for consideration by the Board and other matters are delegated to Board Committees.

The Company is committed to achieving a balance of Executive and Non-Executive Directors and in March 2002 appointed Ms C. Spottiswoode and Mr S. McTiernan as Independent Non-Executive Directors.

The Memorandum and Articles of Association require that one third of the Board must go forward for reappointment at the Annual General Meeting (AGM) each year, together with all new Directors appointed since the previous AGM. In addition, the Articles state that all Directors should go forward for reappointment at a frequency that does not exceed every three years.

The Board has appointed the following subcommittees:

Audit Committee

This Committee, which comprises the Independent Non-Executive Directors, namely Mr R. Courtney (Chairman), Mr E. Maleki and Mr P. Plunkett, reviews the interim and annual financial statements, internal control matters and the scope and effectiveness of external audit. The Finance Director and a representative of the external auditors normally attend meetings. The external auditors have unrestricted access to the Chairman of the Audit Committee. In addition, the Committee reviews the necessity for the establishment of an internal audit function but considers that, given the size of the Group, the strengths of its systems and the close involvement of senior management, there currently exists no requirement for the implementation of such a function.

Remuneration Committee

The members of the Committee are the Non-Executive Directors, namely Mr P. Plunkett (Chairman), Mr R. Courtney and Mr E. Maleki, and it determines the Group's Executive Directors' remuneration. Non-Executive Directors' fees are considered and agreed by the Board.

Corporate Governance continued

Nominations Committee

On 31st August 2001 this committee was established and consists of the Chairman, Managing Director and Senior Independent Director, namely Mr P. Plunkett, Mr A. Heavey and Mr R. Courtney respectively. The Nominations Committee considers the composition of the Board and with the assistance of external consultants makes recommendations on the appointment of new Directors. Formerly the nomination committee's role was fulfilled by the Board as a whole.

Communications with Shareholders

Communications with shareholders are given high priority in Tullow Oil and there is regular dialogue with institutional investors, as well as general presentations at the time of the release of the annual and interim results. The Group issues its results promptly to individual shareholders and also publishes them on the Company's website (*www.tullowoil.com*). Regular updates to record news in relation to the Company and also the status of exploration and development programmes are also included on the website. Shareholders and other interested parties can subscribe to receive these updates by e-mail by sending an e-mail to *request@tullowoil.com*.

A business presentation is provided at the Company's AGM and afterwards individual shareholders are given the opportunity to put questions to the Chairman and the Board. In addition, the Board is committed to maintaining strong links with its Irish shareholder base and holds a business presentation in Ireland, on the day following the AGM, to allow these shareholders similar access to the Board.

Internal Controls

In September 1999 the Turnbull Guidance (Internal control: Guidance for Directors on the Combined Code) was published.

The Directors acknowledge their responsibility for the Group's and Company's systems of internal control which are designed to safeguard the assets of the Group and to ensure the reliability of financial information for both internal use and external publication. The Group's internal control procedures include Board, technical and financial approval for all projects. All major expenditures require senior management approval at the appropriate stages of the transaction's cycle. Overall control is ensured by a regular detailed reporting system covering both technical progress of projects and the state of the Group's financial affairs. The Board has put in place procedures for identifying, evaluating and managing the significant risks that face the Group.

Any systems of internal control can only provide reasonable, and not absolute, assurance that material financial irregularities will be detected or that the risk of failure to achieve business objectives is eliminated. The Directors, having reviewed the effectiveness of the system of internal financial, operational and compliance controls and risk management, consider that the system of internal control operated effectively throughout the financial year and up to the date the financial statements were signed.

Compliance with Combined Code provisions

The Directors confirm that Tullow Oil plc has complied, throughout the accounting year ended 31st December 2001, with the provisions of the Combined Code except that Mr T. Hickey and Mr G. Martin had contracts of employment with a notice period of two and three years respectively. In view of the Combined Code provision, regarding the reduction of notice periods to one year, the Remuneration Committee and Mr T. Hickey and Mr G. Martin have agreed that the notice periods be reduced to one year. This became effective on 25th March 2002.

Directors' Report

The Directors submit their Report together with the audited consolidated financial statements for the year ended 31st December 2001.

1. Business Review and Future Developments

The principal activities of the Company and its subsidiary undertakings (the Group) are oil and gas exploration and production and the provision of technical services to its joint venture partners. Information on the Company's principal subsidiary undertakings is contained in Note 10 to the financial statements.

The acquisition of a portfolio of United Kingdom Southern North Sea gas basin interests was completed in stages during 2001. On 13th February 2001, the acquisition of the assets that comprise the Murdoch-Boulton package was completed by the Group. The acquisition of the assets in the Thames-Hewett package, with the exception of three licences, was completed on 30th March 2001, a further licence was completed on 18th June 2001 and the remaining two licences were acquired on 28th August 2001.

The Group has adopted the Pound Sterling as its reporting currency with effect from 1st January 2001, comparative amounts have been restated at £1 = €1.6057, the rate of exchange at 31st December 2000.

A full review of the Group's activities during the year, recent events and future developments is contained in the Chairman's Statement on pages 3 and 4, the Operational Review on pages 7 to 18 and the Financial Review on pages 23 and 24.

2. Results and Dividends

The results of the Group for the year ended 31st December 2001 are set out in the profit and loss account on page 34. The profit on ordinary activities after taxation amounted to £9,309,789 (2000 - £792,874).

The Directors do not recommend the declaration of a dividend (2000 - £NIL).

3. Board of Directors

The Directors who served in the period from 31st December 2000 to 5th April 2002 are shown below.

P. Plunkett	E. Maleki	M. O'Donoghue	S. McTiernan
A. Heavey	G. Martin	J. Lander	
T. Hickey	R. Courtney	C. Spottiswoode	

Mr J. Lander was appointed to the Board on 23rd March 2001.
Ms C. Spottiswoode and Mr S. McTiernan were appointed to the Board on 1st March 2002 and under Article 86 of the Company's Articles of Association they retire, and being eligible offer themselves for re-election. Under Article 88 of the Company's Articles of Association Mr G. Martin and Mr R. Courtney retire by rotation and being eligible offer themselves for re-election.

4. Substantial Ordinary Shareholders

The Directors have been notified that the undernoted, directly or indirectly, are interested in 3% or more of the issued share capital of the Company at 5th April 2002:

Name	Number of Shares	%
Prudential Corporation plc	49,937,140	13.92
Schroder Investment Management Limited	38,474,639	10.72
Fidelity International Limited	21,343,712	5.95
Capital Group Companies	17,985,532	5.01
Centrotrade Corporation*	12,647,541	3.52
Total	140,388,564	39.12

*Mr E. Maleki, a Director, is a director of, and has a beneficial interest in Centrotrade Corporation.

Directors' Report continued

5. Corporate Governance

Statements by the Directors in relation to Corporate Governance are set out on pages 25 and 26. The Remuneration Report is set out on pages 29 to 31.

6. Environment, Health and Safety Policy

The Group conducts all operations with the utmost regard for environmental protection and the safety, health and welfare of employees. A review is set out on page 22.

7. Supplier Payment Policy

It is Company and Group policy to settle all debts with its creditors on a timely basis and in accordance with the terms of credit agreed with each supplier. The Company had no trade creditors outstanding at 31st December 2001.

8. Auditors

The joint auditors, Robert J. Kidney & Co., Chartered Accountants and Arthur Andersen, Chartered Accountants, are willing to continue in office and a resolution concerning their re-appointment and authorising the Directors to fix their remuneration will be submitted to the Annual General Meeting.

9. Special Business

Your attention is drawn to the Notice of Meeting, enclosed with this Report, which lists the resolutions to be considered and submitted to shareholders at the forthcoming Annual General Meeting.

Approved by the Board on 5th April 2002.

A. Heavey
Managing Director

T. Hickey
Finance Director

Remuneration Report

Composition

The members of the Remuneration Committee consist solely of the Non-Executive Directors. The Chairman of the Committee is Mr P. Plunkett.

Terms of Reference

The terms of reference for the Committee are to determine the Executive Directors' remuneration packages, service agreements and employment conditions.

The committee consults with leading independent firms for advice on remuneration and benefits matters when necessary.

Remuneration Policy

The Group's policy is to maintain levels of remuneration so as to attract, motivate and retain Directors of the highest calibre who can contribute their experience and independent views to the Group's operations.

Executive Directors must be properly rewarded and motivated to perform in the best interests of shareholders. The elements of the remuneration package for Executive Directors are basic salary and benefits, pensions and participation in the Company's share option scheme. It is Company policy to grant options to key management to encourage identification with shareholders' interests.

The Committee takes into account the remuneration practices of other international companies of similar size.

Executive Directors' Remuneration

The basic salaries of Executive Directors are reviewed annually with regard to personal performance, Company performance, changes in responsibilities and competitive market practices.

Non-Executive Directors' Fees

The Board of Directors sets the remuneration of Non-Executive Directors and the fees paid are set on a level which will attract the persons with the necessary experience and ability to make a large contribution to the Company's operations.

Pensions

Pensions for Executive Directors are calculated on basic salaries only, under a defined contribution scheme.

(a) Directors' Remuneration

The remuneration of the Directors for the year ended 31st December 2001 was as follows:

	Salary/ Fees £	Pension £	Taxable Benefits £	2001 Total £	2000 Total £
Executive Directors					
A. Heavey	274,796	20,238	19,055	314,089	297,119
T. Hickey	143,539	13,740	-	157,279	91,689
G. Martin	242,497	20,000	-	262,497	222,461
M. O'Donoghue	154,033	15,508	-	169,541	149,768
J. Lander*	125,000	24,375	12,500	161,875	-
Subtotal	939,865	93,861	31,555	1,065,281	761,037

Remuneration Report continued

(a) Directors' Remuneration continued

	Salary/ Fees £	Pension £	Taxable Benefits £	2001 Total £	2000 Total £
Non-Executive Directors					
P. Plunkett	60,000	-	-	60,000	47,773
R. Courtney	17,500	-	-	17,500	17,996
E. Maleki	17,250	-	-	17,250	70,036
Subtotal	94,750	-	-	94,750	135,805
Total	1,034,615	93,861	31,555	1,160,031	896,842

*Mr J. Lander was appointed a Director with effect from 23rd March 2001 and his remuneration reflects payments from that date.

Amounts paid to Mr G. Martin include fees of £71,000 in respect of a legal service contract entered into by the Company with Sablegrade Limited, a company controlled by Mr Martin.

(b) Service Contracts

As noted in the Statement on Corporate Governance there are no service contracts with Directors requiring notice of termination in excess of one year.

(c) Material Contracts

There have been no other contracts or arrangements during the financial year in which a Director of the Company was materially interested and/or were significant in relation to the Group's business.

(d) Director's Loan Account

The Group has provided a Director's loan to Mr A. Heavey, the Group's Managing Director. This loan, which amounts to US$175,221 is unsecured, non-interest bearing and repayable on demand. Other than this there are no loans granted or guarantees provided by Tullow Oil plc or any member of the Group to any Director or for the benefit of any Director.

(e) Directors' Interests in the Share Capital of the Company

The interests (all of which were beneficial) of the Directors who held office at 31st December 2001 were:

(i) Issued Share Capital

Director	31.12.00	Acquired/ (Disposed)	31.12.01 & 05.04.02
P. Plunkett	1,529,326	-	1,529,326
A. Heavey	6,906,529	(906,529)	6,000,000
T. Hickey	20,000	-	20,000
R. Courtney	-	-	-
E. Maleki	16,647,541	(4,000,000)	12,647,541
J. Lander	121,792*	-	121,792
G. Martin	436,005	-	436,005
M. O'Donoghue	1,590,857	-	1,590,857
	27,252,050	(4,906,529)	22,345,521

*as at date of appointment

(ii) Share Options

Director	Date Granted	At 31.12.00	Granted in Period	Exercised in Period	At 31.12.01	Current Option Price stg p	Expiry Date
P. Plunkett	04.09.00	100,000	-	-	100,000	63	03.12.03**
A. Heavey	25.02.94	526,667	-	(526,667)	-		25.02.04
	23.08.94	350,000	-	(350,000)	-		23.08.04
	15.12.95	373,333	-	(373,333)	-		15.12.05
	05.07.96	216,600	-	(216,600)	-		05.07.06
	30.04.99	1,230,230	-	-	1,230,230	51	30.04.09
	10.10.01	-	550,000	-	550,000	80	10.10.11*
		2,696,830	550,000	(1,466,600)	1,780,230		
T. Hickey	02.05.00	300,000	-	-	300,000	61	02.05.10
	10.10.01	-	450,000	-	450,000	80	10.10.11*
		300,000	450,000	-	750,000		
R. Courtney	15.12.95	60,764	-	-	60,764	53	15.12.05
E. Maleki	11.04.97	100,000	-	-	100,000	76	11.04.07
	04.09.00	100,000	-	-	100,000	63	03.12.03**
		200,000	-	-	200,000		
J. Lander	01.03.01	-	500,000	-	500,000	63	01.03.11*
	10.10.01	-	250,000	-	250,000	80	10.10.11*
		-	750,000	-	750,000		
G. Martin	13.11.96	916,000	-	-	916,000	56	13.11.06
	30.04.99	988,426	-	-	988,426	51	30.04.09
	10.10.01	-	380,000	-	380,000	80	10.10.11*
		1,904,426	380,000	-	2,284,426		
M. O'Donoghue	11.04.96	490,360	-	-	490,360	61	11.04.06
	05.07.96	98,072	-	-	98,072	60	05.07.06
	30.04.99	699,958	-	-	699,958	51	30.04.09
	10.10.01	-	250,000	-	250,000	80	10.10.11*
		1,288,390	250,000	-	1,538,390		
Total		6,550,410	2,380,000	(1,466,600)	7,463,810		

*These options in normal circumstances may not be exercised within three years of grant date.

**or later by agreement between the option holder and the Company.

On 27th March 2001, Mr A. Heavey exercised options in respect of 1,466,600 ordinary shares at a weighted average price of 36p making a gain of £831,204. There was no other exercise of options during 2001 or to the date of this report by any other Director.

Options are granted either in Pounds Sterling or Euro and the option prices above reflect the actual exercise prices for those granted in Sterling and a translated amount for those granted in Euro. Options must be exercised in the currency in which the grant was made.

In general options granted under the Tullow Oil plc 1998 Executive Share Option Scheme may be exercised no sooner than three years and no longer than 10 years after grant date.

During 2001, the highest market closing price of the Company's shares was Stg108.5p and the lowest was Stg59.5p. The year end price was Stg76.5p.

P. Plunkett
Chairman of the Remuneration Committee

5th April 2002

Statement of Directors' Responsibilities

Company law requires the Directors to prepare consolidated financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the year and of the profit or loss of the Group for that year. In preparing the financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- Comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements;
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors confirm that they have complied with these requirements, and, having a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future, continue to adopt the going concern basis in preparing the financial statements.

Approved by the Board on 5th April 2002.

A. Heavey
Managing Director

T. Hickey
Finance Director

Independent Auditors' Report

to the shareholders of Tullow Oil plc

We have audited the financial statements of Tullow Oil plc for the year ended 31st December 2001, which comprise the Profit and Loss Account, Statement of Total Recognised Gains and Losses, Reconciliation of Movements in Shareholders' Funds, Balance Sheets, Cash Flow Statement, Accounting Policies, and the related notes numbered 1 to 26. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective Responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the Corporate Governance Statements reflect the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if they do not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, and consider whether it is consistent with the audited financial statements. This other information comprises only the Chairman's Statement, Operational and Financial Reviews, Environmental Health and Safety Review, Licence Interests, Reserves Summary, Directors' Report, Corporate Governance Report, Remuneration Report, Statement of Directors' Responsibilities and Five Year Financial Summary. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2001 and of the Group's profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Robert J. Kidney & Co.
Chartered Accountants and Registered Auditors
11 Adelaide Road
Dublin 2

Arthur Andersen
Chartered Accountants and Registered Auditors
180 Strand
London WC2R 1BL

5th April 2002

Group Profit and Loss Account

Year ended 31st December 2001

	Notes	Continuing Operations Existing 2001 £'000	Continuing Operations Acquisitions* 2001 £'000	Total 2001 £'000	2000 £'000
Turnover	1	7,356	69,277	76,633	7,782
Cost of Sales					
Operating Costs		(2,739)	(17,868)	(20,607)	(2,811)
Depletion and Amortisation		(1,849)	(24,024)	(25,873)	(2,444)
		(4,588)	(41,892)	(46,480)	(5,255)
Gross Profit		2,768	27,385	30,153	2,527
Administrative Expenses		(1,911)	(1,762)	(3,673)	(1,163)
Depreciation		(153)	(33)	(186)	(42)
		(2,064)	(1,795)	(3,859)	(1,205)
Operating Profit before Exploration Costs		704	25,590	26,294	1,322
Exploration Costs Written Off	2	(2,778)	(1,167)	(3,945)	(687)
Operating Profit - Continuing Operations	3	(2,074)	24,423	22,349	635
Group Re-Organisation Costs				-	(338)
Profit on Ordinary Activities before Interest				22,349	297
Interest Receivable and Similar Income				1,371	968
Interest Payable and Similar Charges	5			(7,708)	(472)
Profit on Ordinary Activities before Taxation				16,012	793
Taxation on Profit on Ordinary Activities	6				
Current and Deferred Petroleum Revenue Taxation				(2,740)	-
Current Corporation Taxation				(2,526)	-
Deferred Corporation Taxation				(1,436)	-
				(6,702)	-
Profit for the Financial Year	18			9,310	793
Earnings per Ordinary Share	7			Stg p	Stg p
- Basic				2.61	0.26
- Diluted				2.56	0.25

*Acquisitions represent the UK Southern North Sea assets acquired during the year.

The notes on pages 39 to 54 form part of these financial statements.

Group Statement of Total Recognised Gains and Losses

Year ended 31st December 2001

	2001 £'000	2000 £'000
Profit for the Year	**9,310**	793
Currency Translation Adjustments on Foreign Currency Net Investments	**712**	(1,580)
Total Recognised Gains/(Losses)	**10,022**	(787)

Reconciliation of Movements in Shareholders' Funds

Year ended 31st December 2001

	2001 £'000	2000 £'000
Profit for the Year	**9,310**	793
Currency Translation Adjustments	**712**	(1,580)
Shares Issued	**2,593**	42,331
Net Increase in Shareholders' Funds	**12,615**	41,544
Shareholders' Funds - At 1st January	**79,385**	37,841
Shareholders' Funds - At 31st December	**92,000**	79,385

Group Balance Sheet

As at 31st December 2001

	Notes	2001 £'000	2000 £'000
Fixed Assets			
Intangible Assets	8	**32,505**	18,896
Tangible Assets	9	**174,855**	35,952
Investments	10	**299**	-
		207,659	54,848
Current Assets			
Debtors	11	**21,837**	8,165
Cash at Bank and in Hand		**45,468**	35,485
		67,305	43,650
Creditors - Amounts falling due within one year			
Bank Loans and Overdrafts	12	**(16,942)**	(1,299)
Trade and Other Creditors	13	**(41,678)**	(8,042)
		(58,620)	(9,341)
Net Current Assets		**8,685**	34,309
Total Assets Less Current Liabilities		**216,344**	89,157
Creditors - Amounts falling due after more than one year			
Bank Loans	12	**(83,152)**	(9,424)
Provision for Liabilities and Charges			
Decommissioning Costs	15	**(37,438)**	(348)
Deferred Taxation	15	**(3,754)**	-
Net Assets		**92,000**	79,385
Capital and Reserves			
Called Up Share Capital	16	**35,847**	35,247
Share Premium Account	16	**1,993**	-
Merger Reserve	17	**69,213**	69,213
Profit and Loss Account	18	**(15,053)**	(25,075)
Equity Shareholders' Funds		**92,000**	79,385

Approved by the Board on 5th April 2002.

A. Heavey
Managing Director

T. Hickey
Finance Director

The notes on pages 39 to 54 form part of these financial statements.

Company Balance Sheet

As at 31st December 2001

	Notes	**2001 £'000**	2000 £'000
Fixed Assets			
Investments	10	**35,546**	35,247
Current Assets			
Debtors	11	**1,271**	-
Creditors - Amounts falling due within one year			
Trade and Other Creditors	13	**(93)**	(338)
Net Current Assets/(Liabilities)		**1,178**	(338)
Net Assets		**36,724**	34,909
Capital and Reserves			
Called Up Share Capital	16	**35,847**	35,247
Share Premium Account	16	**1,993**	-
Profit and Loss Account	18	**(1,116)**	(338)
Equity Shareholders' Funds		**36,724**	34,909

Approved by the Board on 5th April 2002.

A. Heavey
Managing Director

T. Hickey
Finance Director

The notes on pages 39 to 54 form part of these financial statements.

Group Cash Flow Statement

Year ended 31st December 2001

	Notes	2001 £'000	2000 £'000
Net Cash Inflow from Operating Activities	22	**52,904**	4,133
Returns on Investments and Servicing of Finance	23	**(5,404)**	13
Taxation		**(1,397)**	-
Capital Expenditure and Financial Investment	24	**(129,317)**	(27,034)
Net Cash Outflow before Management of Liquid Resources and Financing		**(83,214)**	(22,888)
Management of Liquid Resources – Term Deposits		**12,426**	(1,878)
Financing	25	**76,868**	38,973
Increase in Cash for the Year		**6,080**	14,207

Reconciliation of Net Cash Flow to Movement in Net (Debt)/Funds

	2001 £'000	2000 £'000
Increase in Cash for the Year	**6,080**	14,207
Cash (Inflow)/Outflow from (Increase)/Decrease in Debt	**(92,850)**	1,445
Cash (Outflow)/Inflow from (Decrease)/Increase in Liquid Resources	**(12,426)**	1,878
Change in Net (Debt)/Funds resulting from Cashflows	**(99,196)**	17,530
Translation Difference	**602**	907
Net Funds at 1st January	**24,762**	6,325
Net (Debt)/Funds at 31st December	**(73,832)**	24,762

Analysis of Changes in Net Funds/(Debt)

	01.01.01 £'000	**CashFlow £'000**	**Exchange £'000**	**31.12.01 £'000**
Cash at Bank and in Hand	17,581	6,461	146	24,188
Overdrafts	(333)	(381)	6	(708)
	17,248	6,080	152	23,480
Bank loans due within one year	(966)	(15,268)	-	(16,234)
Bank loans due after one year	(9,424)	(77,582)	336	(86,670)
	(10,390)	(92,850)	336	(102,904)
Term Deposits	17,904	(12,426)	114	5,592
Net Funds/(Debt)	24,762	(99,196)	602	(73,832)

Cash at Bank and in Hand at 31st December 2001 per the Group Balance Sheet includes £24,187,857 of Cash, £5,592,109 of Fixed Term Deposits and £15,688,452 on Fixed Deposit principally in support of future decommissioning costs. Bank Loans are stated in the Balance Sheet net of unamortised related Arrangement Fees.

The notes on pages 39 to 54 form part of these financial statements.

Accounting Policies

Year ended 31st December 2001

A summary of the principal Group accounting policies, all of which have been applied consistently throughout the year, is set out below.

(a) Basis of Accounting

The financial statements have been prepared under the historical cost convention and the statement of recommended practice "Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities" and in accordance with applicable accounting standards.

During the year the Group adopted FRS 17 "Retirement Benefits" and FRS 18 "Accounting Policies". There was no effect on the Group's net assets or results for the year arising from the adoption of either of these financial reporting standards.

(b) Basis of Consolidation

The consolidated financial statements consist of the financial statements of the Company and all its subsidiary undertakings as set out in Note 10.

Turnover and results of subsidiary undertakings are consolidated in the Group profit and loss account from the dates on which control over the operating and financial decisions is obtained.

The Group is engaged in oil and gas exploration, development and production through unincorporated joint ventures. The Group accounts for its share of the results and net assets of these joint ventures. In addition, where Tullow acts as operator to the joint venture, the gross liabilities and receivables (including amounts due to or from non-operating partners) of the joint venture are included in the Group consolidated balance sheet.

(c) Turnover

Turnover represents the sales value, net of VAT and overriding royalties, of the Group's share of production in the year on an entitlements basis together with tariff income and fees in respect of technical services supplied to external customers.

Revenues received under take-or-pay sales contracts in respect of undelivered volumes are accounted for as deferred income.

(d) Foreign Currencies

The Pound Sterling is the reporting currency of the Group. Financial statements of foreign currency denominated subsidiaries are translated into Sterling using the closing rate method whereby all amounts are translated at rates of exchange ruling at the balance sheet date. Currency translation adjustments arising on the restatement of opening net assets of foreign subsidiaries are taken directly to reserves. Transactions in foreign currencies are recorded at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities are translated into Sterling at the exchange rates ruling at the balance sheet date, with a corresponding charge or credit to the profit and loss account. However exchange gains and losses arising on long-term foreign currency borrowings, which are a hedge against the Group's overseas investments are dealt with in reserves. At year end the Sterling/Euro rate was €1.6375 (2000 - €1.6057) and the Sterling/US Dollar rate was US$1.4515 (2000 - US$1.4930).

(e) Cost of Exploration and Appraisal

The Group adopts the successful efforts method of accounting for exploration and appraisal costs. All pre-licence, licence acquisition, exploration and appraisal costs are initially capitalised as intangible fixed assets in cost centres by well, field or exploration area as appropriate pending determination of commercial reserves. Directly attributable administration costs and interest payable are capitalised insofar as they relate to specific exploration and development activities.

These costs are then written off unless commercial reserves have been established or the determination process has not been completed.

Following the discovery of a commercially viable field, the attributable costs are transferred to tangible fixed assets in single field cost centres.

(f) Commercial Reserves

Commercial reserves are proven and probable oil and gas reserves, as defined in the UK Statement of Recommended Practice "Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities".

(g) Depletion and Amortisation – Discovery Fields

All expenditure carried within each field is amortised from the commencement of production, on a unit of production basis, which is the ratio of oil and gas production in the period to the estimated quantities of commercial reserves at the end of the period plus the production in the period, on a field by field basis. Costs used in the unit of production calculation comprise the net book value of capitalised costs plus the estimated future field development costs. Changes in the estimates of commercial reserves or future field development costs are dealt with prospectively.

Where there has been a change in economic conditions that indicates a possible impairment in a discovery field, the recoverability of the net book value relating to that field is assessed by comparison with the estimated discounted future cash flows based on management's expectations of future oil and gas prices and future costs. Any impairment identified is charged to the profit and loss account as additional depreciation, depletion and amortisation. Where conditions giving rise to impairment subsequently reverse, the effect of the impairment charge is also reversed as a credit to the profit and loss account, net of any depreciation that would have been charged since the impairment.

(h) Decommissioning

Provision for decommissioning is recognised in full at the commencement of oil and gas production and a corresponding tangible fixed asset of an amount equivalent to the provision is also created. The amount recognised is the estimated cost of decommisioning, discounted to its net present value and is reassessed each year in accordance with local conditions and requirements. This asset is subsequently depreciated as part of the capital costs of the production and related pipeline facilities, on a unit of production basis. Changes in the estimates of commercial reserves or decommissioning cost estimates are dealt with prospectively. The unwinding of the discount on the decommissioning provision is included within the interest expense.

(i) Other Tangible Fixed Assets

Other tangible fixed assets comprise leasehold improvements, leased motor vehicles and owned and leased office equipment which are stated at cost less depreciation to date. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight line basis over its expected useful economic life of between three and five years.

(j) Finance Costs and Debt

Finance costs which are directly attributable to the construction of tangible fixed assets are capitalised as part of the cost of those assets.

The commencement of capitalisation begins when both finance costs and expenditures in respect of the asset are incurred and activities that are necessary to develop the asset are in progress. Capitalisation ceases when all the development is substantially complete.

Finance costs of debt are allocated to periods over the term of the related debt at a constant rate on the carrying amount. Arrangement fees and issue costs are deducted from the debt proceeds and are amortised and charged to the profit and loss account as finance costs over the term of the debt.

(k) Issue Expenses and Share Premium Account

Costs of share issues are written off against the premium arising on the issues of share capital.

(l) Taxation

Current tax, including UK corporation tax, is provided at amounts expected to be paid using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Current UK Petroleum Revenue Tax (PRT) is charged as a tax expense on chargeable field profits included in the profit and loss account and is deductible for UK corporation tax.

Deferred taxation relating to corporation taxes is provided under the liability method on all material timing differences to the extent that a liability is expected to arise in the foreseeable future.

Deferred PRT is charged as a tax expense so as to allocate the expected PRT cost over the remaining life of the related field on a unit of production basis using commercial reserves. The resulting asset or liability is included in the balance sheet under debtors or provisions as appropriate.

(m) Pensions

Contributions to the Group's defined contribution pension schemes are charged to operating profit as they fall due.

(n) Derivative Financial Instruments

The Group uses derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates, interest rates and movements in oil and gas prices.

Premiums paid to enter into such derivative financial instruments are charged to the profit and loss account over the period of the hedge. Payments and receipts arising under the financial instruments are recognised in the profit and loss account in the same periods as the hedged transactions.

The Group does not hold or issue derivative financial instruments for speculative purposes and it is the Group's policy that no trading in financial instruments shall be undertaken.

(o) Leases

Rentals under operating leases are charged against income on a straight line basis over the term of the lease.

Notes to the Financial Statements

Year ended 31st December 2001

1. Turnover

	Total £'000	Europe £'000	Africa £'000	Asia £'000
Turnover by Origin and Destination				
2001				
Oil and Gas Sales	**66,329**	**62,497**	**-**	**3,832**
Tariff Income	**9,149**	**9,149**	**-**	**-**
Fees from Operations	**1,155**	**140**	**458**	**557**
	76,633	**71,786**	**458**	**4,389**
2000				
Oil and Gas Sales	6,325	2,420	-	3,905
Tariff Income	-	-	-	-
Fees from Operations	1,457	533	156	768
	7,782	2,953	156	4,673

Segmental Information

An analysis of results and net assets by geographical area is not provided as, in the opinion of the Directors, the disclosure of such information would be seriously prejudicial to the interests of the Group.

The Group operates a single class of business being oil and gas exploration, production and related activities.

2. Exploration Costs Written Off

	2001 £'000	2000 £'000
Intangible Fixed Assets:		
Europe	**1,167**	-
Africa	**248**	(247)
Asia	**1,964**	237
New Ventures	**566**	697
	3,945	687

3. Operating Profit

	2001 £'000	2000 £'000
Operating Profit is stated after charging/(crediting):		
Staff Costs (see Note 4 below)	**4,125**	3,142
Depletion and Amortisation	**25,873**	2,444
Depreciation of Other Fixed Assets	**186**	42
Operating Lease Rentals for Land and Buildings	**708**	188
Foreign Exchange (Gains)/Losses	**(65)**	105
Auditors' Remuneration:		
- Audit Services	**122**	101

Remuneration to the Company's auditors for the provision of non-audit services to the Company and its subsidiary undertakings during the year was £83,268 (2000 - £74,877).

4. Staff Costs

The average monthly number of employees (including Executive Directors) employed by the Group worldwide was:

	2001	2000
Administration	**42**	35
Technical	**45**	64
Total	**87**	99

Staff Costs in respect of those employees was as follows:	2001 £'000	2000 £'000
Salaries	**3,642**	2,771
Social Security Costs	**276**	147
Pension Costs	**207**	224
	4,125	3,142

Details of Directors' Remuneration, Directors' Transactions and Directors' Interests are set out in sections (a), (d) and (e) of the Remuneration Report and form part of these financial statements.

5. Interest Payable and Similar Charges

	2001 £'000	2000 £'000
On Bank Loans and Overdrafts repayable within Five Years:		
By Instalments	**4,574**	902
Not by Instalments	**34**	34
Unwinding of Discount on Long Term Provision	**1,875**	-
Finance and Arrangement Fees	**1,752**	-
Amounts payable in respect of Interest Rate Swaps	**77**	-
	8,312	936
Less: Amounts Capitalised	**(604)**	(464)
	7,708	472

Notes to the Financial Statements continued

6. Taxation on Profit on Ordinary Activities

	2001 £'000	2000 £'000
Current Tax		
UK Corporation Tax	2,526	-
Petroleum Revenue Tax	422	-
Deferred Tax		
UK Corporation Tax	1,436	-
Petroleum Revenue Tax	2,318	-
	6,702	-

7. Earnings per Ordinary Share

The calculation of basic earnings per share is based on the profit for the year after taxation of £9,309,789 (2000 - £792,874) and 356,284,421 (2000 – 307,324,977) ordinary shares, being the weighted average number of shares in issue for the year.

The calculation of diluted earnings per share is based on the profit for the year after taxation as for basic earnings per share. The number of shares outstanding however, is adjusted to show the potential dilution if employee and other share options are converted into ordinary shares. The weighted average number of ordinary shares is increased by 6,954,952 (2000 – 6,192,567) in respect of the share option scheme, resulting in a diluted weighted average number of shares of 363,239,373 (2000 – 313,567,544).

8. Intangible Fixed Assets

Cost of Exploration - Pending Determination

	Total £'000	Europe £'000	Africa £'000	Asia £'000	New Ventures £'000
Group					
At 1st January 2001	18,896	1,321	2,411	15,164	-
Additions	18,854	10,332	2,682	5,274	566
Farmout	(1,792)	-	(1,792)	-	-
Amounts Written Off	(3,945)	(1,167)	(248)	(1,964)	(566)
Translation Adjustments	492	38	52	402	-
At 31st December 2001	32,505	10,524	3,105	18,876	-

Additions include interest capitalised of £263,879.

The deferred cost of exploration represents the cost of pre-licence, licence acquisition, seismic and appraisal activity that is capitalised pending determination of commercial success through drilling, farmout or other joint venture arrangements. If unsuccessful the cost will be written off.

The Company has no intangible fixed assets.

9. Tangible Fixed Assets

Group		2001 £'000	2000 £'000
Cost of Exploration and Development			
Discovery Fields	(a)	**174,203**	35,733
Other Fixed Assets	(b)	**652**	219
		174,855	35,952

The Company has no tangible fixed assets.

(a) Cost of Exploration and Development - Discovery Fields

Group	Total £'000	Europe £'000	Africa £'000	Asia £'000
Cost				
At 1st January 2001	**41,006**	**15,205**	**10,735**	**15,066**
Additions	**163,664**	**150,093**	**13,281**	**290**
Translation Adjustments	**737**	**-**	**307**	**430**
At 31st December 2001	**205,407**	**165,298**	**24,323**	**15,786**
Depletion and Amortisation				
At 1st January 2001	**5,273**	**3,206**	**-**	**2,067**
Charge for the Year	**25,873**	**24,538**	**-**	**1,335**
Translation Adjustments	**58**	**-**	**-**	**58**
At 31st December 2001	**31,204**	**27,744**	**-**	**3,460**
Net Book Value				
At 31st December 2001	**174,203**	**137,554**	**24,323**	**12,326**
At 31st December 2000	35,733	11,999	10,735	12,999

Additions include capitalised interest of £339,962.

The additions in Europe include the purchase price of £112,376,746 in respect of the North Sea Assets acquisitions which were completed as follows:

Murdoch-Boulton	13th February 2001
Thames-Hewett	30th March 2001
Gawain Field	18th June 2001
Orwell Field	28th August 2001

9. Tangible Fixed Assets continued

(b) Other Fixed Assets

	Group £'000
Cost	
At 1st January 2001	964
Additions	653
Disposals	(52)
Translation Adjustments	(17)
At 31st December 2001	1,548
Depreciation	
At 1st January 2001	745
Charge for the Year	186
Disposals	(21)
Translation Adjustments	(14)
At 31st December 2001	896
Net Book Value	
At 31st December 2001	652
At 31st December 2000	219

Other fixed assets consist of leasehold improvements, motor vehicles and office equipment.

10. Investments

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Shares at Cost in Subsidiary Companies	-	-	35,247	35,247
Unlisted Investments	250	-	250	-
Government Gilts	49	-	49	-
	299	-	35,546	35,247

At 31st December 2001 the Company's principal subsidiary undertakings, all of which are included in the consolidated Group financial statements were:

Name	%	Country of Operation	Country of Incorporation
Tullow Oil plc (registered in Ireland)	100	Ireland	Ireland
Tullow Exploration Limited	100	United Kingdom	Scotland
Tullow UK Gas Limited	100	United Kingdom	England & Wales
Tullow Overseas Holdings Limited	100	Channel Islands	Jersey
Tullow Pakistan (Developments) Limited	100	Pakistan	Jersey
Tullow Bangladesh Limited	95	Bangladesh	Jersey
Tullow Egypt Operations Limited	100	Egypt	Jersey
Tullow Romania Limited	100	Romania	Jersey
Tullow Côte d'Ivoire Limited	100	Côte d'Ivoire	Jersey
Tullow India Operations Limited	90	India	Jersey
Tullow Algeria Limited	100	Algeria	Jersey

Tullow Oil plc (registered in Ireland) is the holding Company of all other subsidiary undertakings. The principal activity of all companies is directly or indirectly oil and gas exploration, development and production.

11. Debtors

Amounts falling due within one year

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Trade Debtors	**12,861**	1,289	**-**	-
Other Debtors	**7,642**	4,841	**65**	-
Prepayments	**947**	1,760	**-**	-
VAT Recoverable	**266**	158	**37**	-
Director's Advances	**121**	117	**-**	-
Due from Subsidiary Undertakings	**-**	-	**1,169**	-
	21,837	8,165	**1,271**	-

The movement in Director's Advances relates to foreign exchange translation.

12. Bank Loans and Overdrafts

	2001 £'000	2000 £'000
Group		
Amounts falling due within one year		
Overdrafts	**708**	333
Term Loans	**16,234**	966
	16,942	1,299
Amounts falling due after more than one year		
Term Loans Repayable		
- After One Year but within Two Years	**32,852**	8,067
- After Two Years but within Five Years	**50,300**	1,357
	83,152	9,424

Bank loans, overdrafts and guarantees are secured by fixed and floating charges over all the assets of the Group. Details in respect of repayment terms and interest rates applicable to these accounts are disclosed in Note 14.

The Company has no bank loans or overdrafts.

13. Trade and Other Creditors

Amounts falling due within one year

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Trade Creditors	**126**	3,235	**-**	-
Other Creditors	**24,300**	2,750	**-**	-
Deferred Income (Take or Pay)	**2,806**	-	**-**	-
Accruals	**9,487**	1,923	**93**	-
PAYE & Social Security	**111**	120	**-**	-
VAT & Other Similar Taxes	**3,297**	14	**-**	-
Corporation Tax	**1,551**	-	**-**	-
Amounts owed to Subsidiary Undertakings	**-**	-	**-**	338
	41,678	8,042	**93**	338

14. Financial Instruments

Page 24 of the Financial Review provides an explanation of the role that financial instruments have had during the year in creating or changing the risks the Group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts and the strategies for achieving these objectives that have been followed during the period.

The numerical disclosures in this note deal with financial assets and liabilities as defined in FRS 13 "Derivatives and Other Financial Instruments: Disclosures". As permitted by FRS 13, short-term debtors and creditors have been excluded from certain disclosures.

Wherever possible the Group conducts and manages its business in Sterling (UK), Euro (Ireland) and US Dollars (all other countries), the functional currencies of the industry in the areas in which it operates. Balances are held in other currencies to meet immediate operating or administrative expenses or to comply with local currency regulations. At 31st December 2001 there were no material monetary assets or liabilities of the Group that were not denominated in the functional currency of the subsidiary involved, with the exception of a US$15 million loan taken out in Ireland, to finance overseas exploration and development activities, and funds in Pakistan of 46 million Rupees in respect of sales income held awaiting the necessary approval for repatriation.

The Group has no material financial assets other than short term debtors and cash and no financial liabilities other than short term creditors and bank loans and overdrafts. There are no material differences between the carrying amounts of the financial assets and short term liabilities and their fair values.

(i) Interest Rate Profile

The interest rate profile of the Group's financial assets and liabilities at 31st December 2001 was as follows:

	Stg £'000	Euro £'000	US$ £'000	Other £'000	Total £'000
Cash at Bank at Floating Interest Rates	36,582	-	6,288	-	**42,870**
Cash at Bank on which no Interest is Received	190	20	1,414	974	**2,598**
Fixed Rate Debt	(42,516)	-	-	-	**(42,516)**
Floating Rate Debt	(45,488)	(388)	(15,220)	-	**(61,096)**
Net (Debt)/Cash	**(51,232)**	**(368)**	**(7,518)**	**974**	**(58,144)**

The profile at 31st December 2000 for comparison purposes was as follows:

	Stg £'000	Euro £'000	US$ £'000	Other £'000	Total £'000
Cash at Bank at Floating Interest Rates	29,468	-	3,432	-	**32,900**
Cash at Bank on which no Interest is Received	308	80	2,109	88	**2,585**
Fixed Rate Debt	(3,289)	-	-	-	**(3,289)**
Floating Rate Debt	(333)	(395)	(6,706)	-	**(7,434)**
Net Cash/(Debt)	**26,154**	**(315)**	**(1,165)**	**88**	**24,762**

Cash at Bank at Floating Interest Rate consisted of deposits which earn interest at rates set in advance from periods ranging from overnight to one month by reference to Sterling or US$ LIBOR.

Floating rate debt comprises bank borrowings at interest rates fixed in advance from overnight to three months at rates determined by US$ LIBOR, Sterling LIBOR or EURIBOR.

At 31st December 2001 there were committed borrowing facilities in respect of agreements put in place for a syndicated facility up to a maximum of Stg£125 million, negotiated to fund the acquisition of the UK southern gas basin interests. The maximum amount under the facility that may be drawn down is determined semi-annually by reference to the net present value of the assets comprised in the borrowing base as well as certain other financial tests. At 31st December 2001 the maximum availability was Stg£86.5 million.

The maximum drawdown available under the facility is adjusted at six monthly intervals. This loan incurs a commitment fee for undrawn balances of 0.5% and interest at LIBOR plus a percentage ranging from 1.1% to 1.4% depending on utilisation. The amounts are repayable over the period to 31st December 2005, or on recovery of a certain portion of the reserves, whichever is earlier. There is a requirement under the facility to hedge at least 50% of the interest rate exposure to LIBOR for Sterling and accordingly 50% of this debt has been shown as fixed rate debt in the table above to reflect an interest rate swap which fixes this proportion of the Group's variable rate LIBOR payments at a weighted average rate 5.5%.

The fair value of debt relative to its book value at 31st December 2001 is as follows:

	2001 Book Value £'000	2001 Fair Value £'000
Fixed Rate Debt	**42,516**	**42,679**

In addition at 31st December 2001 there was a committed borrowing facility of US$15 million to fund development costs in the Côte d'Ivoire. At 31st December 2001 US$7 million had been drawn down under the facility and the remaining funds will be drawn down in the first half of 2002. This loan is repayable by 31st December 2006. The interest charge is at US$ LIBOR plus 3.5%.

(ii) Maturity of Financial Liabilities

The maturity of the financial liabilities at 31st December 2001 are as follows:

	2001 £'000	2000 £'000
Within One Year	**17,629**	1,299
After One Year but within Two Years	**33,539**	8,067
After Two Years but within Five Years	**52,444**	1,357
	103,612	10,723

Debt in the Balance Sheet is stated net of unamortised related arrangement fees.

(iii) Fair Values of Commodity Hedges

The Group uses natural gas hedging instruments to manage exposure to volatility in commodity prices. The year ended 31st December 2001 is the first year in which these instruments have been entered into.

The fair value is the amount that could be exchanged in an arm's length transaction. Market values have been used to determine fair value and have been obtained from an independent third party. The fair value of natural gas hedging instruments with a book value of Stg£29,500 is not considered to be materially different from the book values.

15. Provision for Liabilities and Charges

(i) Decommissioning Costs

	2001 £'000	2000 £'000
Group		
At 1st January	**348**	294
Additions	**35,208**	256
Licence Relinquished - Senegal	**-**	(202)
Unwinding of Discount	**1,875**	-
Translation Adjustment	**7**	-
At 31st December	**37,438**	348

The provision has been calculated using existing technology at current prices and discounted to the net present value. The costs are expected to be incurred between 2003 and 2015. The additions in 2001 relate to the SNS Assets.

(ii) Deferred Taxation

	2001 £'000	2000 £'000
Group		
At 1st January	**-**	-
Charged to Profit and Loss Account - Deferred Corporation Tax (iii)	**1,436**	-
Charged to Profit and Loss Account - Deferred PRT	**2,318**	-
At 31st December	**3,754**	-

(iii) Deferred Corporation Tax is provided as follows:

	2001 £'000	2000 £'000
Group		
Accelerated Capital Allowances	**5,082**	-
Decommissioning	**(2,957)**	-
Other timing differences	**(689)**	-
Provision	**1,436**	-

16. Called Up Share Capital and Share Premium Account

	2001 £'000	2000 £'000
(a) Authorised		
1,000,000,000 Ordinary Shares of Stg10p each	**100,000**	100,000

(b) Allotted and Share Premium

		Share Capital Allotted and Fully Paid Number	Share Capital Allotted and Fully Paid £'000	Share Premium £'000
Ordinary Shares of Stg10p each				
At 1st January		352,467,019	35,247	-
Issues during the year:				
Exercise of Share Options	(i)	6,007,551	600	1,993
At 31st December		**358,474,570**	**35,847**	**1,993**

(i) The proceeds of all issues were used to fund the Group's ongoing activities.

(c) Share Options

(i) Options granted and outstanding to Directors and Other Employees at 5th April 2002 totalled 15,398,172 (31/12/00 - 15,551,048) at prices between 8p sterling and 132p sterling with expiry dates between 2002 and 2011.

The group does not operate an SAYE share option scheme.

(ii) In addition to Directors' and Employees' options, the Board has also granted 205,357 options at 56p sterling and 300,000 options at 80p sterling to Duke Petroleum Consulting.

17. Merger Reserve

On 18th December 2000 the Company issued 352,467,012 ordinary shares in exchange for the entire share capital of Tullow Oil plc, the previous Irish registered holding company. Shareholders received one Stg10p share for each €0.13 share held. This transaction has been reflected in accordance with the merger accounting provisions of FRS 6. This gave rise to a merger reserve of £69,212,694 at 31st December 2000.

The results of the new and old Groups are combined from the beginning of the financial period in which the merger occurred and assets and liabilities combined at the amounts at which they were previously recorded.

18. Profit and Loss Account

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
At 1st January	**(25,075)**	(24,288)	**(338)**	-
Profit/(Loss) for Year	**9,310**	793	**(778)**	(338)
Currency Translation Adjustments	**712**	(1,580)	**-**	-
At 31st December	**(15,053)**	(25,075)	**(1,116)**	(338)

The profit and loss account of the Company has not been presented separately in these financial statements as permitted by the provisions of Section 230 of the Companies Act, 1985.

19. Commitments

The Directors have committed to a budget for capital expenditure for exploration and development of £45 million for 2002 (2001 - £21 million). Annual commitments under operating leases in respect of buildings amount to £695,178 and these operating leases expire in 2006. The Group have entered into an operating lease in respect of a Floating Production and Storage and Offtake Vessel in Côte d'Ivoire. The Group's share of annual payments is £3,315,000 per annum. This lease expires in 2012.

20. Contingent Liabilities

At 31st December 2001 there existed contingent liabilities amounting to £39 million (2000 - £4 million) in respect of performance guarantees for committed work programmes.

21. Related Party Transactions

Transactions with the directors of Tullow Oil plc are disclosed in the Remuneration Report on pages 29 to 31. There are no other related party transactions within the definitions of FRS 8 "Related Party Disclosures".

22. Reconciliation of Operating Profit to Operating Cashflows

	2001 £'000	2000 £'000
Operating Profit for the Year	**22,349**	635
Depletion and Amortisation	**25,873**	2,444
Depreciation of Other Fixed Assets	**186**	42
Exploration Costs	**3,945**	687
Movement in Operating Debtors	**(16,613)**	(474)
Movement in Operating Creditors	**17,164**	1,137
Group Re-Organisation Costs	**-**	(338)
Net Cash Inflow from Operating Activities	**52,904**	4,133

23. Returns on Investments and Servicing of Finance

	2001 £'000	2000 £'000
Interest Received	**1,351**	999
Interest Paid	**(4,320)**	(986)
Finance Fees Paid	**(2,435)**	-
Net Cash (Outflow)/Inflow from Returns on Investments and Servicing of Finance	**(5,404)**	13

24. Capital Expenditure and Financial Investment

	2001 £'000	2000 £'000
Purchase of Tangible & Intangible Exploration Assets	**(130,171)**	(26,931)
Purchase of Tangible Fixed Assets - Other	**(653)**	(103)
Disposal of Tangible Fixed Assets - Other	**14**	-
Farmout of Intangible Exploration Assets	**1,792**	-
Purchase of Investments	**(299)**	-
Net Cash Outflow from Investing Activities	**(129,317)**	(27,034)

Notes to the Financial Statements continued

25. Financing

	2001	2000
	£'000	£'000
Issues of Ordinary Shares	**2,605**	44,702
Costs of Share Issues	**(12)**	(2,727)
Repayment of Loans	**(4,466)**	(1,445)
Drawdown of Loan	**97,118**	-
Transfer to Restricted Funds Deposit Account	**(15,688)**	-
Debt Arrangement Fees	**(2,689)**	(1,557)
	76,868	38,973

26. Pension Schemes' Costs

The Group operates defined contribution pension schemes for staff and Executive Directors. The contributions are payable to external funds which are administered by independent trustees. Contributions during the year amounted to £207,469 (2000 - £223,732). At 31st December 2001, there was a liability of £5,337 (2000 – £640) for contributions payable included in creditors.

Five Year Financial Summary

	2001 £'000	2000 £'000	1999 £'000	1998 £'000	1997 £'000
Group Profit and Loss Account					
Turnover	**76,633**	7,782	5,194	4,463	5,335
Cost of Sales	**(46,480)**	(5,255)	(4,044)	(4,392)	(3,353)
Gross Profit	**30,153**	2,527	1,150	71	1,982
Administration & Depreciation	**(3,859)**	(1,205)	(563)	(588)	(861)
Operating Profit/(Loss) before Exploration Costs	**26,294**	1,322	587	(517)	1,121
Exploration Costs	**(3,945)**	(687)	(12,271)	(15,729)	(2,898)
Operating Profit/(Loss)	**22,349**	635	(11,684)	(16,246)	(1,777)
Group Re-Organisation Costs	-	(338)	-	-	-
Profit/(Loss) on Ordinary Activities before Interest	**22,349**	297	(11,684)	(16,246)	(1,777)
Interest Income	**1,371**	968	150	308	879
Interest Payable	**(7,708)**	(472)	(450)	(169)	(121)
Profit on Sale of Czech Licence Interest	-	-	-	-	958
Profit/(Loss) on Ordinary Activities before Taxation	**16,012**	793	(11,984)	(16,107)	(61)
Taxation Charge/(Credit) on Ordinary Activities	**(6,702)**	-	-	46	(41)
Profit/(Loss) for the Financial Year	**9,310**	793	(11,984)	(16,061)	(102)
Earnings/(Loss) per Share					
Basic – Stg p	**2.61**	0.26	(5.00)	(6.88)	(0.10)
Diluted – Stg p	**2.56**	0.25	(4.94)	(6.45)	(0.09)
Group Balance Sheet					
Fixed Assets	**207,659**	54,848	40,663	39,622	41,846
Net Current Assets/(Liabilities)	**8,685**	34,309	7,343	(2,583)	9,830
Total Assets less Current Liabilities	**216,344**	89,157	48,006	37,039	51,676
Long Term Liabilities	**(124,344)**	(9,772)	(10,165)	(763)	(7,130)
Net Assets	**92,000**	79,385	37,841	36,276	44,546
Called Up Share Capital	**35,847**	35,247	27,517	23,622	22,929
Merger Reserve	**69,213**	69,213	34,612	26,321	19,093
Share Premium Account	**1,993**	-	-	-	-
Profit and Loss Account	**(15,053)**	(25,075)	(24,288)	(13,667)	2,524
Equity Shareholders' Funds	**92,000**	79,385	37,841	36,276	44,546

Amounts previously reported in respect of the financial years 1997 - 2000 have been translated to Sterling from Euro at the respective year-end exchange rate. Amounts have also been presented in accordance with the merger accounting provisions of FRS 6.

Contact Addresses

Tullow Oil plc
5th Floor
30 Old Burlington Street
London W1S 3AR

Tel: +44 20 7333 6800
Fax: +44 20 7333 6830

Tullow Oil plc
Airfield House
Airfield Park
Donnybrook
Dublin 4

Tel: +353 1 260 2611
Fax: +353 1 260 2672

info@tullowoil.com
www.tullowoil.com

Secretary and Registered Office
T. Hickey
Tullow Oil plc
5th Floor
30 Old Burlington Street
London W1S 3AR

Stockbrokers
Investec Henderson
Crosthwaite
2 Gresham Street
London EC2V 7QP

Davy Stockbrokers
Davy House
49 Dawson Street
Dublin 2

Auditors
Robert J. Kidney & Co.
Chartered Accountants
11 Adelaide Road
Dublin 2

Arthur Andersen
Chartered Accountants
180 Strand
London WC2R 1BL

Legal Advisors
Dickson Minto W.S.
22/25 Finsbury Street
London EC2A 1DX

William Fry
Fitzwilton House
Wilton Place
Dublin 2

Principal Bankers
CIBC World Markets plc
Cottons Centre
Cottons Lane
London SE1 2QS

National Westminster
Bank plc
15 Bishopsgate
London EC2P 2AP

Bank of Scotland
(Ireland) Limited
72/74 Harcourt Street
Dublin 2

Registrars
Computershare Services
(Ireland) Limited
Heron House
Corrig Road
Sandyford Industrial Est.
Dublin 18

www.tullowoil.com